

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

May 23, 2016

Via E-Mail
Waqaas Al-Siddiq
Chief Executive Officer
Biotricity Inc.
75 International Blvd., Suite 300
Toronto, ON M5G 2C9

> **Re:     Biotricity Inc.**
> **Registration Statement on Form S-1**
> **Filed April 26, 2016**
> **File No. 333-210933**

Dear Mr. Al-Siddiq:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Emerging Growth Company Status, page 7

1.      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Risk Factors, page 9

2.      Please provide us your analysis of your compliance with section 5.3(k)(A) of exhibit 10.1 with regard to your registration of a class of securities under Section 12 of the Exchange Act, and the effect of any non-compliance.

3.      Please add a separate risk factor to highlight the language in your auditors' report regarding substantial doubt about your ability to continue as a going concern.  In the risk factor, address the reasons for and material effects of the language.

4.      We note your statement in the second sentence of this section regarding additional risks that could adversely affect you.  We also note that the last sentence of page 27 suggests that you may have omitted risk factors that "could be important."  You must disclose all risks that you believe are material at this time.  Please revise your disclosure which suggests the contrary.

5.      Please tell us whether the terms of the Exchangeable Shares can be amended to provide the holders rights to the registrant or iMedical that differ from those of the registrant's common stockholders.  Cite in your response the applicable provisions of the applicable exhibit.

We may be subject to penalties, page 12

6.      Please reconcile your disclosure in the second paragraph on page 12 that the FDA has not made any determination about whether your products are Class I or Class II medical devices with your statement in the last paragraph on page 43 that the software component "is already FDA cleared."

If we are unable to protect our patents, page 21

7.      From your disclosure on page 51, it appears that your patent application addresses the design of the proposed product, but not its operation.  If so, please clarify this risk factor.  Also, please tell us how you have determined that you have rights to the technology used in your proposed products, other than the software technology from CardioComm.

Anti-takeover provisions, page 26

8.      We note your disclosure that your certificate of incorporation and bylaws "may" contain anti-takeover provisions.  Please revise to clarify whether those documents contain such provisions, or clarify the reason for the uncertainty.  Also, provide the disclosure required by Regulation S-K Item 202(a)(5).

If our common stock becomes, page 26

9.      Please clarify why you are uncertain whether your common stock currently is "penny stock."

Market Information, page 28

10.    Please revise to provide the range of high and low bid information for your common stock for each full quarterly period within the two most recent fiscal years, or for such shorter period that your shares have traded on a U.S. market, and any subsequent interim period for which financial statements are included.  See Regulation S-K Item 201(a)(1)(iii).

Holders, page 28

11.    It is unclear whether the last sentence of the first paragraph is intended to say that (1) you do not know the total number of your shares outstanding, or (2) you do not know the number of holders other than record holders.  Please revise to clarify.

12.    Please clarify who will receive the shares held in escrow if they are forfeited. Also clarify who will receive the shares if you satisfy the financing condition.

Liquidity and Capital Resources, page 36

13.    Please include in your disclosure a discussion of capital needed to achieve the remaining milestones mentioned on page 10. Also discuss the capital required to complete the rollout mentioned in the last paragraph on page 46, to "remain current in the payment of applicable royalty fees" mentioned on page 51, to hire the employees mentioned in the second paragraph on page 53, and to pay the obligations under your software design agreement mentioned on page F-18.

Business, page 37

14.    We note your reference on page 10 to meeting your milestone schedule for technical advances.  Please disclose the date of the milestones met and the nature of the milestones. Also ensure that your disclosure makes clear the material remaining hurdles that must be achieved before your product can be sold, including, among other hurdles, the status of the "24/7 EGC monitoring center" mentioned on pages 46 and 49 and the five-year period to develop software as indicated on page F-18.  In this regard, we note your disclosure on page 44 that Biolife is scheduled to launch in the "Fall of 2016."   If you must obtain FDA clearance, please provide us your analysis of how approval can be achieved by that time.

15.    Please disclose the material terms of the partnerships and collaboration agreements mentioned in the second and third paragraphs of this section.  Include the material obligations of the parties, expiration date, and termination provisions.

16.     Please disclose the sources and availability of raw materials and the names of principal suppliers.  Clarify the nature of the manufacturing or assembly required given the purchased materials.

The Acquisition Transaction, page 38

17.     Please clarify whether you own all of the ownership interests in 1062024 B.C. LTD. other than the Exchangeable Shares.

18.     Please disclose the consideration you received for transferring all of your assets and liabilities to W270 SA.  Also, tell us about all relationships between W270 SA and your current or former affiliates.

19.     Please disclose the "certain redemption rights" mentioned in the last paragraph on page 40.

Market Overview, page 42

20.     Please provide support for your statements in the first and second paragraphs on page 43 and the second paragraph on page 44 regarding the expected size of the global and U.S. ECG markets in 2020.  Also provide us support for (1) your disclosure in the third paragraph on page 43 regarding outdated technologies and a bulky device, (2) your disclosure in the fourth paragraph on page 43 regarding only five competitors and locked out physicians, and (3) the average reimbursement of $850 disclosed in the first paragraph on page 46.

21.     Please disclose the material facts regarding your inquiry into or knowledge concerning your belief disclosed in the first bullet point on page 43 regarding better or equivalent diagnostics.

Market Opportunity, page 44

22.     Please disclose how the profit sharing arrangements mentioned in the first paragraph on page 46 comply with laws such as those mentioned in the first risk factor on page 23.

Market Strategy, page 46

23.     Please tell us how you determined that your gross margin is approximately 83%.  Also provide support for your statement in the third paragraph on page 47 that you can produce your device "at a significantly lower cost than many of the existing MCT devices," and reconcile this statement with your statement in the last paragraph on page 17 that you can provide no assurance that you can develop "low-cost manufacturing capabilities."

24.     We note the first paragraph on page 47.  Please tell us which end users and payers said
        they are willing to switch to your device and accept your share of the reimbursement.
        Also tell us whether these statements are included in enforceable contracts and the
        amount of sales involved.

Product and Technology, page 47

25.     Please disclose the material exceptions and limitations to the "exclusive" nature of your
        license from CardioComm Solutions.

Competition, page 49

26.     Please tell us the basis for your statement that CardioNet and LifeWatch are public
        companies.

27.     Please reconcile your statement in the last bullet point on page 50 that TZ Medical does
        not have a software solution with the section entitled "Grant of Exclusivity" of your
        Exclusivity and Royalty Agreement with CardioComm indicating that TZ Medical has a
        pre-existing relationship with CardioComm.

Intellectual Property, page 50

28.     Please disclose when the patent underlying your license expires.

29.     Please tell us whether you were able to close the Transactions within the Conditional
        Period noted in your Exclusivity and Royalty Agreement.  If so, please file any
        agreements associated with those Transactions or provide us your analysis as to why
        those agreements are not required to be filed by Regulation S-K Item 601(b)(2) and (10).

Government Regulation, page 51

30.     Please tell us when you submitted the 510(k) application that your disclosure on pages 43
        and 47 indicates is pending.  Also tell us the status of the application, including any
        known material issues that are to be resolved.  In this regard, please revise your
        disclosure on page 52 regarding 510(k) to describe the process for obtaining clearance to
        market your product.  For example, what are the requirements to complete a submission?
        What is the review process?

Employees, page 53

31.     Please separately disclose the number of your employees, rather than combining this
        information with the number of your consultants.  Also disclose the number of your full-
        time employees.

Management, page 54

32.     Please reconcile the information on page 54 with the information on the "Meet the Team" section of your website and your reference to multiple executive officers in the third bullet point on page 38. Also, please tell us who are the prosed officers and directors mentioned in the second paragraph on page 55.

Executive Compensation, page 55

33.     Please revise footnote 3 to your summary compensation table and the fourth paragraph on page 57 so that they refer to the correct filing.

Employment Agreement, page 56

34.     Please disclose the purchase price of the options mentioned in the last paragraph on page 56.

Director Compensation, page 57

35.     Please provide the table required by Regulation S-K Item 402(r).

Ownership of Certain Beneficial Owners and Management, page 60

36.     Please identify the natural persons who have or share voting and/or dispositive power with respect to the shares owned by the entities listed in your table on page 60 and your table beginning on page 63.

37.     Please provide the table required by Regulation S-K Item 403 with regard to your preferred stock.

Selling Stockholders, page 62

38.     Please describe any material relationships the selling stockholders had with you, your predecessors or affiliates within the past three years. Include the transactions in which the selling stockholders originally acquired the securities that have been or will be exchanged for the offered securities. In this regard, please tell us what the "Presidents List" mentioned on page F-12 is and how it relates to the transactions.

39.     Please disclose the terms of the securities held by the selling stockholders pursuant to which they can acquire the offered common stock. We note for example your reference to adjustment provisions and forced conversion of notes on page 39. If not clear from your disclosure in response to this comment, please show us how you determined the number of shares underlying the notes.

40.     Please tell us whether any of the selling stockholders is a broker-dealer or affiliate of a broker-dealer.

41.     We note your disclosure on page 41 regarding the offered shares being released from a lock up on dates related to the effective date of what appears to be this registration statement, subject to the consent of an advisor.  Please tell us your relationship to the advisor, the role of the advisor, and the purpose of requiring the advisor to consent to the release.

Description of Securities, page 65

42.     Please outline briefly in your prospectus the provisions specifying the vote required by security holders to take action.  For example, we note section 2.8 in exhibit 3.2.

Financial Statements, page F-1

43.     Please revise to retroactively reflect the changes in capitalization arising from the reverse recapitalization between Biotricity and iMedical in the financial statements and related footnotes and to identify the financial statements as those of the Biotricity.  In that regard, reports filed after a reverse recapitalization should parallel the financial reporting required under GAAP as if the accounting acquirer were the legal successor to the registrant's reporting obligation as of the date of the transaction.

Recent Sales of Unregistered Securities, page 73

44.     Please disclose the facts relied upon to make the cited exemption from registration available as required by Regulation S-K Item 701(d).

Exhibits, page 74

45.     Please ensure that you correctly identify any exhibit that you are incorporating by reference.  For example, we note that your exhibits 4.6, 10.7, 10.8, 14.1, and 21.1 each incorporate by reference to Exhibit 4.5 of your Transition Report on Form 10-KT filed on April 13, 2016.

46.     Please tell us which exhibit represents the Exchangeable Share Provisions mentioned in Exhibit 10.3.  We note for example, the reference to section 27.11 of those provisions in section 11.1 of Exhibit 10.3.

47.     Please file the license mentioned on page 51.

Undertakings, page 76

48. Please provide all undertakings required by Regulation S-K Item 512(a), including Item 512(a)(6).

Signatures, page 78

49. Please do not change the text that Form S-1 requires to appear on the Signatures page.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Andri Carpenter at (202) 551-3645 or Gary Todd, Senior Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Laurie Abbott at (202) 551-8071 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc:  Stephen E. Fox, Esq.
     Ruskin Moscou Faltischek, P.C.